Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In millions)

	Year Ended December 31,
	2013	2014	2015	2016	2017
Computation of Earnings:
Pre-tax earnings (loss) from continuing operations, excluding equity in earnings of unconsolidated affiliates	$300.0	$287.2	$479.8	$174.5	$(53.1)
Plus: Fixed charges	32.5	87.0	125.8	147.0	237.4
Plus: Amortization of capitalized interest	0.1	0.1	0.1	0.1	0.1
Plus: Distributed earnings from equity investees	3.1	3.6	6.9	17.5	23.8
Earnings	$335.7	$377.9	$612.6	$339.1	$208.2
Fixed Charges:
Interest expense and amortization of deferred financing costs on all indebtedness	$29.5	$83.3	$121.5	$142.4	$231.1
Estimate of interest component of rental expenses	3.0	3.7	4.3	4.6	6.3
Fixed charges	32.5	87.0	125.8	147.0	237.4
Preferred distributions	—	7.5	15.1	15.1	7.5
Total combined fixed charges and preferred distributions	$32.5	$94.5	$140.9	$162.1	$244.9
Ratio of earnings to fixed charges	10.3x	4.0x	4.3x	2.1x	0.9x